February 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	iTonic Holdings Ltd
Registration Statement on Form F-3
File No. 333-293241
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, iTonic Holdings Ltd, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on February 22, 2026, or as soon thereafter as practicable.

Very truly yours,

iTonic Holdings Ltd

By:	/s/ Jianfei Zhang
Name:	Jianfei Zhang
Title:	Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)